Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004-1482 Telephone: +1 (212) 837-6000 Fax: +1 (212) 422-4726 hugheshubbard.com

VIA EDGAR

May 12, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Brittany Ebbertt and Patrick Faller

Re:	CF Acquisition Corp. VI

Registration Statement on Form S-4

Filed February 14, 2022

File No. 333-262725

Dear Ms. Ebbertt and Mr. Faller:

On behalf of CF Acquisition Corp. VI (the “Company”), in this letter, we are responding to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on March 18, 2022, regarding the Company’s Registration Statement on Form S-4, File No. 333-262725, filed with the Commission on February 14, 2022 (the “Original Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the Staff’s comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1 to the Registration Statement on Form S-4 (the “Amendment”), which is being filed with the Commission contemporaneously with the submission of this letter.

Cover Page

1.	Please tell us why you have included the Business Combination Agreement share approvals, the Forward Purchase Investment share approval, and the PIPE Investment share approval in the same proposal being presented to CF Acquisition Corp. VI (CF VI) stockholders. Please refer to Rule 14a-4(a)(3) of Regulation 14A, as well as Question 201.01 of the Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations.

Response: The Company acknowledges the Staff’s comment and the disclosure on the cover page and pages 11, 27 and 152-153 has been revised accordingly. As disclosed in the Amendment, each of the Business Combination share issuances and PIPE Investment share issuances would require stockholder approval in order to comply with the Nasdaq listing rules. In response to the Staff’s comment, the Company has removed the proposal to approve the Forward Purchase Investment, for which Nasdaq rules would not require stockholder approval.

2.	Disclose on your cover page that after the business combination you will be a “controlled company” under the Nasdaq rules.

Response: The Company acknowledges the Staff’s comment and the disclosure on the cover page has been revised accordingly.

Frequently Used Terms, page 1

3.	Disclose how the Option Exchange Ratio will be calculated and add “Cantor” as a defined term.

Response: The Company acknowledges the Staff’s comment and the disclosure on pages 1-4 and 12 has been revised accordingly.

Questions and Answers About the Proposals

Q: Why am I receiving this proxy statement/prospectus?, page 10

4.	Please expand your disclosure here, or include separate questions, that outline the conversion/ exchange of all securities pursuant to the Business Combination Agreement. For example, revise to include the issuance of Class D Common Stock and to summarize the exchange/conversion of the CF VI securities at the effective time. Clearly state how many votes per share each class of common stock is entitled. In addition, please revise your Questions and Answers to clearly describe all key terms of the earnout arrangements, including disclosure about the Tandem Option Earnout Shares and the forfeiture or earnout of the Forfeiture Escrow Shares, and the triggering events in each case.

Response: The Company acknowledges the Staff’s comment and additional disclosure on pages 10 and 11-12 has been added accordingly.

Q: What equity stake will holders of CF VI Public Shares, holders of Rumble Shares, the Sponsor..., page 11

5.	Please clarify whether your tabular presentation accounts for the full exercise of the Tandem Option Earnout Shares, and, if not, revise to take into account this additional assumption. Please also disclose whether this presentation includes the one-time grant of 1,100,000 restricted shares of Class A Common Stock that will be issued to Mr. Pavlovski upon the closing of the Business Combination.

Response: In response to the Staff’s comment, the disclosure on page 13 has been revised to clarify that the referenced tabular presentation accounts for the full exercise of the Tandem Option Earnout Shares and also includes the one-time grant of 1.1 million restricted shares of Class A Common Stock that will be issued to Mr. Pavlovski upon the closing of the Business Combination.

Q: What interests do CF VI’s current officers and directors have in the Business Combination?, page 16

6.	You disclose the Sponsor has made outstanding loans to CF VI in the aggregate amount of $949,154 as of January 31, 2022, but disclose the outstanding loans as $954,154 on page 38 and elsewhere. Please reconcile and revise as appropriate.

Response: The Company acknowledges the Staff’s comment and confirms that as of January 31, 2022, the Sponsor had made outstanding loans to CF VI in the aggregate amount of $954,154. The Company further notes that the relevant disclosure has been updated on, among others, pages 16-17, 40-41, 104-105 and 140-141 to reflect the Sponsor loan outstanding as of March 31, 2022 (which includes $658,564 of out-of-pocket expenses paid by the Sponsor on behalf of the Company as of January 31, 2022, which amount was subsequently reimbursed by the Company through additional proceeds borrowed under the Sponsor Loan).

The Proposals to be Voted on by CF VI Stockholders, page 24

7.	Revise to provide a description of the mechanics of the issuance of the Class D common stock, how the share class will be structured so as to result in Mr. Pavlovski having 85% of the voting power of the Combined Entity, and any transfer restrictions or conversion features.

Response: The Company acknowledges the Staff’s comment and the disclosure on pages 27-28 have been revised accordingly.

Related Agreements, page 27

8.	Please include a copy of Exhibit G to your Business Combination Agreement, the Share Repurchase Agreement, when you amend your registration statement. Please also file a copy of the Forward Purchase Contract.

Response: The Company acknowledges the Staff’s comment and has filed the Form of Share Repurchase Agreement and Forward Purchase Contract as Exhibits 10.6 and 10.7 to the Amendment, respectively.

Lock-Up Agreements, page 28

9.	Please revise to specify the exceptions to your Lock-Up Agreements.

Response: The Company acknowledges the Staff’s comment and the disclosure on pages 31 and 125 has been revised accordingly.

Share Repurchase Agreement, page 28

10.	Disclose the business or strategic rationale for the Share Repurchase Agreement.

Response: The Company acknowledges the Staff’s comment and the disclosure on page 130 has been revised accordingly.

Sponsor Support Agreement, page 28

11	Expand your disclosure to describe all material terms of the Sponsor Support Agreement, including, for example, to specify the earnout targets and the threshold amount for the funding of threshold shares that are subject to forfeiture.

Response: The Company acknowledges the Staff’s comment and the disclosure on pages 124-125 has been revised accordingly.

Rumble’s Relationship with Cosmic, page 32

12.	You disclose Rumble, Inc.’s (Rumble) “significant reliance” on Cosmic to provide content moderation services. Please summarize the material terms of the Existing Business Cooperation Agreements and file a copy of any material contracts Rumble has entered with Cosmic or any other parties–or upon which Rumble’s business is substantially dependent. File a copy of any such agreement as an exhibit to your registration statement. Refer to Section 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and the disclosure on page 227 has been revised accordingly to include details of the A&R Cosmic Agreements (as defined on pg. 131 of the Amendment). In addition, the Company has filed copies of such agreements as Exhibits 10.9 and 10.10 to the Amendment.

Sources and Uses of Funds for the Business Combination, page 40

13.	We note your presentation of the sources and uses of funds for the business combination assumes that no CF VI Stockholders exercise their redemption rights. Please provide disclosure showing your intermediate and maximum redemption scenarios.

Response: The Company acknowledges the Staff’s comment and the disclosure on page 44 has been revised accordingly.

Risk Factors, page 51

14.	Please revise to include a risk factor addressing the material weakness identified regarding the interpretation and accounting for complex financial instruments issued by CF VI, as disclosed in your Form 10-Q/A for the quarterly period ended September 30, 2021. In your disclosure, please clarify what steps you have taken to date, and what remains to be completed in your remediation plan. Also, disclose how long you estimate it will take to complete your plan and any associated material costs that you have incurred or expect to incur.

Response: The Company acknowledges the Staff’s comment and the disclosure on page 78 has been revised accordingly.

15.	We note that both CF VI and Rumble qualify as emerging growth companies. Please revise to include a risk factor to describe how and when a company may lose emerging growth company status, the reduced disclosure requirements applicable to emerging growth companies, the company’s election to apply the extended transition period for adopting new or revised accounting standards and disclose whether the continuing entity after the business combination will qualify as an emerging growth company. Also, revise here and on pages 180 and 211 to state that as a result of the extended transition period election, your financial statements may not be comparable to companies that comply with public company effective dates.

Response: The Company acknowledges the Staff’s comment and the disclosure on pages 79-80, 187-188 and 216 has been revised accordingly.

16.	Disclose any material risks arising from the earnout arrangements agreed to as part of your business combination.

Response: The Company acknowledges the Staff’s comment and the disclosure on pages 68 and 81 has been revised accordingly.

Rumble derives a substantial portion of its revenue from advertising and its relationships with a small number of key advertising..., page 59

17.	We note your disclosure that 86% of Rumble’s total revenue was derived from a single advertising network for the nine months ended September 30, 2021. It appears that Rumble has a single service agreement with this customer, according to page 218. Please disclose the material terms of this agreement and file a copy as an Exhibit to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and the disclosure on page 62 has been revised to include details of Rumble’s relationship with Google AdSense. In addition, the Company has filed a copy of Google AdSense Online Terms and Conditions, which are standard terms and conditions that govern Rumble’s relationship with Google AdSense, as Exhibit 10.8 to the Amendment.

The public stockholders of CF VI will experience dilution as a consequence of, among other transactions, the issuance of..., page 64

18.	We note that the percentage ownership for the PIPE Investors here does not agree with the chart on page 12. Please revise or advise.

Response: The Company acknowledges the Staff’s comment and the disclosure on page 68 has been revised accordingly. We also note that the number of PIPE shares disclosed as being purchased by the Sponsor Related Parties (as defined on page 6 of the Amendment) inadvertently omitted a number of shares (which were accordingly categorized as being purchased by PIPE subscribers other than the Sponsor Related Parties). That disclosure has been corrected in the Amendment on, among others, pages 13-14, 68, 86-87 and 101.

The business combination marketing fee incurred in connection with the IPO and payable at the consummation of CF VI’s initial business..., page 68

19.	Please clarify whether the percentages you disclose here are calculated with respect to aggregate gross proceeds from the IPO or those expected from your initial business combination. In addition, please revise your risk factor to take into account all other fees due to CF&Co. that are dependent upon the consummation of your initial business combination, including, for example, the M&A advisory fees and placement agent fees.

Response: The Company acknowledges the Staff’s comment and the disclosure on pages 71-72 has been revised accordingly.

The CEO of the Combined Entity will have control over key decision making as a result of his control of a majority of the voting power..., page 74

20.	Expand your risk factor disclosure to address material risks arising from your disparate voting structure, including how future issuances of high-vote shares may be dilutive to low-vote shareholders. In addition, disclose the percentage of outstanding shares that the Class D common stockholder (or any subsequent holders, as permitted) must keep to continue to control the outcome of matters submitted to shareholders for approval.

Response: The Company acknowledges the Staff’s comment and the disclosure on pages 80-81 has been revised accordingly.

Unaudited Pro Forma Condensed Combined Financial Information, page 78

21.	Please revise your introduction and/or description of the transactions section to address all transactions reflected in the pro forma financial statements, including the Rumble Second Closing and the Locals Technology, Inc. (Locals) acquisition. Refer to Rule 11-02(a)(2) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment. The pro forma financial statements beginning on page 85 of the Amendment include the historical balance sheet of Rumble as of December 31, 2021, which reflects the impact of the Rumble Second Closing (which was completed in December 2021) and the Locals acquisition (which was completed in October 2021). The introduction and description of the transaction sections have also been revised to include a description of the Locals acquisition. In addition, for more on the pro forma statement of operations, please see Response Number 22 below.

22.	Please revise to include all necessary Article 11 acquisition pro forma adjustments related to the Locals acquisition in a separate column and include a subtotal reflecting pro forma financial information subsequent to the Locals acquisition but prior to the CF VI business combination. Refer to Rule 11-02(b)(4) of Regulation S-X. To the extent your accounting for the Locals acquisition is incomplete, revise to clearly disclose the information required by Rule 11-02(a)(11)(ii)(B) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and the disclosure on pages 95 to 97, with respect to the pro forma statement of operations, for the year ended December 31, 2021, includes pro forma adjustments related to the Locals acquisition, which was consummated by Rumble on October 25, 2021, in a separate column, and now includes a subtotal reflecting pro forma financial information before pro forma adjustments for the Business Combination.

23.	We note that in the post-transaction ownership chart on page 12 you exclude the stock held by the Sponsor that is subject to forfeiture and cancellation under each of your scenarios based on the Sponsor Support Agreement. However, in your disclosure of pro forma shares on page 79 you have included these shares in full in each scenario, thus assuming none of them are forfeited. Please explain the basis for reflecting these shares differently in your two disclosures, and tell us why they should not also be excluded from the pro forma share calculations.

Response: The Company acknowledges the Staff’s comment and footnote 2 on page 86 has been revised accordingly. For the purpose of the pro forma shares on pages 86-87 of the Amendment, the Sponsor shares subject to forfeiture and cancellation carry voting, dividend and distribution rights until cancelled, and as such are all deemed to be issued and outstanding under GAAP as of the closing (even though they remain subject to potential forfeiture and cancellation following the closing).

The ownership table on pages 13-14 of the Amendment presents the anticipated ownership of the Combined Entity under different hypothetical future scenarios depending on the development of the share price following the closing, assuming 100%, 50% and 0% forfeiture and cancellation of the Sponsor shares subject to the earnout in the $10.00 per share, $15.00 per share and $17.50 per share scenarios, respectively, as described in the text on page 13 of the Amendment (i.e., assuming satisfaction of none, 50%, and 100%, respectively, of the earnout targets applicable to the Sponsor’s shares that are subject to forfeiture and cancellation).

24.	We note you have included the Forfeiture Escrow Shares held by Rumble shareholders that will be subject to earnout milestones in your calculation of pro forma outstanding shares. Please tell us why you believe these shares should be included in pro forma shares as it does not appear that they qualify as issued and outstanding shares until the earnout milestones are met. Refer to ASC 260-10-45-12C and -13. Please also tell us how you intend to account for these shares, how they are reflected within your pro forma financial statements, and cite the specific accounting guidance you relied on to reach your conclusions.

Response: The Company acknowledges the Staff’s comment and footnote 4 on page 87 has been revised accordingly. For the purpose of the pro forma shares on pages 86-87, the Forfeiture Escrow Shares subject to forfeiture carry voting, dividend and distribution rights until forfeited, and as such are all deemed to be issued and outstanding under GAAP as of the closing (even though they remain subject to potential forfeiture and cancellation following the closing).

With respect to the weighted average shares used in the calculation of earnings per share (EPS), consideration has been given to the guidance in ASC 260-10-45-12C and -13 and the pro forma weighted average share calculations on page 101 of the Amendment have been revised to exclude the Forfeiture Escrow Shares held by former Rumble shareholders that are subject to forfeiture and cancellation based on meeting earn-out milestones pursuant to the Business Combination Agreement. In this regard, the Forfeiture Escrow Shares are deemed to be contingently issuable shares and excluded in the computation of EPS until the contingency is resolved.

25.	We note your calculation of pro forma shares excludes the grant of 1.1 million restricted shares of Class A common stock to Mr. Pavlovski. Please revise to clarify whether these are restricted stock awards (RSAs) or restricted stock units (RSUs), and whether they will qualify as issued and outstanding shares upon grant. In this regard, we note that the terms of your RSAs as disclosed on page 149 appear to qualify them as issued and outstanding shares of common stock upon issuance. If the terms of these awards will qualify them as issued and outstanding, please revise to include them in your calculation of pro forma shares.

Response: The Company acknowledges the Staff’s comment and the disclosure on pages 86-87 and the footnote 3 on page 86 have been revised accordingly.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 82

26.	Please revise to parenthetically disclose the number of common stock shares outstanding on a pro forma basis in each of your scenarios for each class of common stock.

Response: The Company acknowledges the Staff’s comment and the disclosure on pages 89-94 has been revised accordingly.

Note 2 - Transaction Accounting Adjustments, page 94

27.	We note that pro forma adjustment (E) reflecting the issuance of Class C common stock was not split between par value and APIC. Please tell us why the entire amount was recorded as par value, or revise as appropriate.

Response: Under Section 3.3 of the Plan of Arrangement on Annex A-92 of the Amendment, the per share subscription price for the shares of Class C Common Stock is equal to the $0.0001 par value per share. As a result all of the subscription price is recorded as par value and none as APIC.

28.	Please provide us with the calculations that support the total pro forma shares to be held by Rumble shareholders of 232,202,361. As part of your response, tell us whether the number of shares outstanding presented on the September 30, 2021 balance sheet is presented in thousands.

Response: The total pro forma shares of Class A Common Stock of the Combined Entity to be held by Rumble Shareholders, of 233,302,362 shares, is derived from (i) 9,437,270.51, which represents the number of Rumble Class A Common Shares and Rumble Class B Common Shares outstanding (assuming the conversion of (A) all Rumble Class A Preferred Shares into Rumble Class A Common Shares, and (B) the conversion of the Rumble Warrant into Rumble Class B Common Shares), multiplied by (ii) the Rumble Exchange Ratio of 24.7214. Such 233,302,362 share figure (i) reflects the Forfeiture Escrow Shares as being outstanding, (ii) includes the one-time grant of 1,100,000 restricted shares of Class A Common Stock of the Combined Entity that will be issued to Chris Pavlovski upon the closing of the Business Combination, and (iii) assumes all ExchangeCo Exchangeable Shares have been converted into shares of Class A Common Stock of the Combined Entity. The Company respectfully advises that neither the number of shares presented as of the September 30, 2021 balance sheet date (in the Original Registration Statement) nor the December 31, 2021 balance sheet date (in the Amendment) are presented in thousands.

29.	Please revise to clarify whether pro forma adjustment (H) includes the $10.5 million due to CF&Co., an affiliate of the Sponsor.

Response: The Company acknowledges the Staff’s comment and the disclosure on page 99 has been revised accordingly.

30.	Please explain your basis for including adjustment (T) in both the September 30, 2021 and December 31, 2020 pro forma statements of operations. In this regard, we note that statement of operations adjustments are reflected as if the transaction had been consummated on January 1, 2020 and therefore it appears that adjustment (T) should only be reflected in the pro forma statement of operations for the year ended December 31, 2020.

Response: The Amendment was updated to include the pro forma statement of operations, for the year ended December 31, 2021, which assumes the Locals acquisition and the Business Combination had both been consummated on January 1, 2021. Accordingly, adjustment (T) has been reflected in the pro forma statement of operations for the period ended December 31, 2021.

31.	We note that you include two adjustments in the Rumble Inc. second closing column on the pro forma balance sheet; however, you have not provided any information about these adjustments. Please revise.

Response: The Amendment was updated to include the pro forma balance sheet as of December 31, 2021 that includes the Rumble Second Closing (which was completed in December 2021) and thus the pro forma adjustments for the Rumble Second Closing, which had previously been required in the presentation of the pro forma balance sheet as of September 30, 2021, are not included in the pro forma balance sheet included in the Amendment (as of December 31, 2021).

Background of the Business Combination, page 121

32.

When you refer to representatives of Rumble or CF VI or the CF VI Board, identify any executive officers or Board members that were present or are referenced, or confirm that you mean all members of the board or executive officers, as applicable. In addition, please expand the description of the transaction timeline to include any relevant disclosure to address:

●	whether the Sponsor and management and affiliates have a track record with SPACs and, if so, balanced disclosure about this record and the outcomes of the prior transactions;

●	whether the Sponsor has other SPACs in the process of searching for a target company and whether the Sponsor considered more than one active SPAC to be the potential acquirer and how the final decision was reached;

●	the underlying reason why the earnout shares, shares subject to forfeiture by the Sponsor, and Class D Common Stock were negotiated;

●	the terms of Rumble’s relationship with Cosmic that were negotiated;

●	any discussions relating to the assumptions underlying any projections provided by Rumble; and

●	any discussions involving continuing employment or involvement for any persons affiliated with CF VI before the merger, any formal or informal commitment to retain CF&Co. or any other financial advisors after the merger, and any pre-existing relationships between CF VI (or individuals affiliated with CF VI) and additional investors.

Response: The Company acknowledges the Staff’s comment and the disclosure on pages 18, 42, 105, 126-131, 136, 142 and 172 has been revised accordingly.

CF VI Board’s Reasons for the Approval of the Business Combination, page 125

33.	Revise the conflicts of interest discussion to highlight any fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company held by the Sponsor or its affiliates. Additionally, clarify how the board considered those conflicts in negotiating and recommending the business combination.

Response: The Company acknowledges the Staff’s comment and the disclosure on pages 140-143 has been revised accordingly.

Certain Forecasted Information for Rumble, page 130

34.	Please clarify whether the customary fee CF&Co. is owed as financial advisor in connection with the business combination is the same as the $15.0 million M&A advisory fee disclosed elsewhere, and, if not, revise to disclose the customary fee. We also note that in addition to the business combination marketing fees, M&A advisory fees, and placement agent fees disclosed in your registration statement, you have agreed to reimburse CF&Co. for certain expenses and to indemnify CF&Co. against certain liabilities arising out of its engagement. Please quantify any aggregate fees payable to CF&Co. that are contingent on completion of the business combination to the extent not disclosed as part of the business combination marketing fees, M&A advisory fees and placement agent fees.

Response: The Company acknowledges the Staff’s comment and the disclosure on page 142 has been revised accordingly.

35.	We note that the CF VI Board reviewed illustrative enterprise valuations and implied revenue, EBITDA, and earnings multiples derived from groups of companies with attributes similar to Rumble. Discuss how the comparable companies were selected. In addition, disclose if any formal analysis or valuation framework was prepared for or by the CF VI Board. Please also clarify your references to “LTM” and “NM” as used on page 132.

Response: The Company acknowledges the Staff’s comment and the disclosure on pages 136-139 has been revised accordingly.

Potential Purchases of CF VI Public Shares, page 135

36.	We note your disclosure that the Sponsor, CF VI’s directors, officers, or advisors or their respective affiliates may privately negotiate transactions to purchase shares of CF VI Class A Common Stock from stockholders who would have otherwise elected to redeem their shares in advance of the stockholder vote. Please tell us how such purchases are consistent with the requirements of Rule 14e-5 under the Exchange Act.

Response: The Company acknowledges the Staff’s comment and makes reference to Compliance and Disclosure Interpretation (“CD&I”) Question 166.01, where the Staff stated that “[t]o the extent the Company’s redemption offer constitutes a tender offer, the Rule 14e-5 prohibition applies to the purchases of SPAC securities by the SPAC sponsor or its affiliates outside of the redemption offer. For policy reasons… the [S]taff will not object to purchases by the SPAC sponsor or its affiliates outside of the redemption offer as long as the following conditions are satisfied.” The CD&I then set forth a list of parameters under which the Staff would permit any such applicable purchases.

The Company agrees that, to the extent the redemption offer constitutes a tender offer, any such purchases by the Sponsor or any other “covered person” (as such term is defined in Rule 14e-5) will be in compliance with the parameters the Staff laid out in CD&I Question 166.01.

United States Federal Income Tax Considerations of the Redemption, page 136

37.	We note your disclosure on page 117 as well as in your Business Combination Agreement that the parties intend for the business combination to qualify as an exchange under Section 351 of the Internal Revenue Code of 1986. Please revise your discussion of material U.S. federal income tax consequences here to address the intended tax treatment. Further, to support your conclusion about the intended tax treatment, please include an opinion of counsel supporting such a conclusion. For further guidance see Staff Legal Bulletin No. 19 (October 14, 2011) and Item 601(b)(8) of Regulation S-K. If there is uncertainty regarding the tax treatment of the business combination, counsel’s opinion should discuss the degree of uncertainty.

Response: The holders of securities of the Company are not party to, and their taxes are not affected by, the exchange described in the Business Combination Agreement that is intended to qualify as tax-free under Section 351 of the Internal Revenue Code. No Company securities are being exchanged pursuant to the Business Combination Agreement. Accordingly, the tax treatment of the exchange described in the Business Combination Agreement is not relevant to the Company’s existing securityholders and the tax opinion of the Company’s counsel is limited to tax matters material to holders of the Company’s existing securities. A form of the tax opinion to be provided by Hughes Hubbard & Reed LLP has been filed as Exhibit 8.1 to the Amendment.

Information About Rumble Our Business Our Video Platform, page 184

38.	We note your disclosure here of Locals’ gross merchandise value (GMV). Tell us what consideration you gave to disclosing GMV as a key business metric given that Locals’ operations will be included in your results beginning with the period ended December 31, 2021 and, if appropriate, revise to include all applicable key business metric disclosures. Refer to SEC Release No. 33-10751.

Response: The Company acknowledges the Staff’s comment and the disclosure on page 193 has been revised to remove the disclosure of Locals’ GMV, which Rumble does not currently consider to be a key business metric.

Our Business Model, page 185

39.	We note your disclosure that Rumble expects to eventually provide value to advertisers through the development of its own ad network and exchange. A press release dated January 4, 2022, that you filed under Rule 425 notes that Rumble deployed a significant portion of its advertising inventory through the launch of an “alpha version” of its advertising marketplace instead of public ad exchanges. Please revise Rumble’s business description to include any current or intended material business plans, including the status of any publicly announced new product or service. Refer to Item 101(h)(4)(iii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and the disclosure on pages 193, 197 and 198 has been revised accordingly.

40.	Clarify whether Rumble’s non-exclusive video license via Rumble Player allows creators to monetize their content on other websites.

Response: The Company acknowledges the Staff’s comment and the disclosure on page 193 has been revised to clarify that Rumble’s non-exclusive video license via Rumble Player allows creators to separately monetize their content on other websites and media platforms.

Our Growth Strategy, page 189

41.	We note your discussion here regarding the importance of growing your user base, specifically that mobile users are key to your business and that you intend to focus on growing international users. We also note your reference on page 183 to unique users as used in the calculation of monthly active users. Please revise to address how you track unique users. Also, consider revising to disclose the total number of unique users for each period and/or separately disclosing users by type (e.g., mobile and international). Finally, tell us whether you consider the number of unique users to be a key metric that management uses to manage the business and, if so, revise to include key business metric disclosures for this measure in your MD&A. Refer to SEC Release No. 33-10751.

Response: The key metric that Rumble’s management uses to track engagement is monthly average users (MAUs). MAUs are comprised of both web and mobile users. At this time, Rumble is unable to pinpoint exactly how many of its users are unique users because there may be some overlap between web and mobile users; however, Rumble believes this overlap to be immaterial because the number of mobile users is exceedingly small compared to the overall number of MAUs. As such, Rumble does not separately track unique users and only reports MAUs. Additionally, Rumble does not consider the distinction between international and U.S. users to be a key metric business metric as discussed in SEC Release No. 33-10751.

Acquisitions, page 192

42.	You disclose that Rumble’s acquisition of Locals added approximately 86,000 new subscribers to its platform. To balance this disclosure, please clarify whether Rumble offered a subscription revenue model before acquiring Locals and, if so, disclose the number of subscribers over the same periods for which you present monthly active users and monthly minutes watched.

Response: The Company acknowledges the Staff’s comment and the disclosure on page 200 has been revised accordingly.

As further clarification, prior to the Locals acquisition, Rumble provided, and continues to provide, a business-to-business service where third party websites can pay a monthly subscription fee to embed Rumble’s web player platform into their own website. This service is designed to permit the seamless sharing of Rumble’s content onto a third party web page and is completely different from the consumer-facing subscription service for creators offered through Locals. A comparison between MAUs and metrics relating to these business-to-business service subscribers is not useful to investors because they are two different target customers and any such comparison would be confusing and misleading to investors. In addition, this business-to-business service constitutes an insignificant portion of Rumble revenue and is a far smaller part of Rumble’s business compared to MAUs.

Information About Rumble’s Management, page 193

43.	Where not provided, please revise to include specific dates of service for the past and present occupations held for each of your executive officers and directors during the past five years. Refer to Item 401(e) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and the disclosure on page 201 has been revised accordingly.

Rumble’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 200

44.	Please tell us whether you consider monthly active users, monthly minutes watched, hours of uploaded video per day, cost-per-click or cost-per-view to be key metrics that management uses to manage the business. If so, please tell us your consideration of disclosing these measures for each of the periods presented. If not, please tell us the metrics that management uses to monitor or evaluate the key factors that affect your performance and your consideration of disclosing such metrics. Refer to SEC Release No. 33-10751.

Response: The Company acknowledges the Staff’s comment and the disclosure on pages 209 and 210 has been revised accordingly to include additional disclosures regarding key business metrics that are used Rumble to analyze its business.

Results of Operations, page 201

45.	We note you experienced significant increases in revenue, cost of revenue and various operating expenses from period to period. Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. Accordingly, please revise to quantify the impact of factors affecting fluctuations in your revenue and other line items throughout your results of operations disclosures. Additionally, please refrain from using terms such as “primarily” in lieu of providing more specific quantitative disclosure. Refer to Item 303(b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and the disclosure on pages 210 - 213, which is being provided for the fiscal year ended December 31, 2021 as compared to the fiscal year ended December 31, 2020, includes such information.

Beneficial Ownership of Securities, page 215

46.	Please revise your beneficial ownership section to provide disclosure for all classes of common stock that will be outstanding after the business combination. In addition, since the Class D common stock will have super-voting rights, show the total percentage of voting power to be held by each person listed in the table after the business combination. Lastly, please clarify if your presentations assume that the Rumble Options have been exercised in full, and, if not, revise to show this assumption.

Response: The Company acknowledges the Staff’s comment and the disclosure on pages 220-224 has been revised to (i) add additional columnar and/or footnote disclosure detailing ownership of each class of common stock of the Combined Entity and the total percentage of voting power, and (ii) clarify the treatment of Rumble Options in the beneficial ownership disclosure.

Certain Relationships and Related Person Transactions Rumble, page 221

47.	Provide disclosure about the domain license Rumble purchased from a related party as it appears that this transaction closed during the prior fiscal year according to your disclosure on page F-77. Refer to Item 404(a) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and revised the disclosure on page 227 has been revised accordingly.

CF Acquisition Corp. VI Notes to Unaudited Condensed Financial Statements Note 1 - Description of Organization, Business

operation and Basis of Presentation Restatement of Previously Issued Financial Statements, page F-27

48.	We note your statement here that there has been no change in your total assets, liabilities or operating results for all periods presented. However, we note that the balance sheet as of February 23, 2021 was revised to reclassify your warrants from equity to liabilities and to record a related forward purchase securities liability. Please revise here to discuss the revision to your February 23, 2021 balance sheet and disclose the impact it had on your prior period financial statements.

Response: The Company acknowledges the Staff’s comment. Please see Note 1 to Rumble’s audited consolidated financial statements on page F-32.

Rumble, Inc. Consolidated Statements of Comprehensive Loss, page F-43

49.	It appears cost of revenue does not include any depreciation or amortization expense. Please tell us how your presentation complies with SAB Topic 11.B. In this regard, if you do not allocate depreciation or amortization to cost of revenue, you should remove the gross profit subtotal from your statements of operations and re-label the cost of revenue line item to indicate that it excludes amortization. As appropriate, please also revise your cost of revenue significant accounting policy disclosure to clarify whether depreciation and amortization expense is included.

Response: Rumble advises that the amortization of ROU assets is immaterial in nature and is not included in the cost of sales line item. As such, the presentation of the income statement as well as related significant accounting policy disclosures are deemed appropriate as presented. Going forward, should these amounts become material to Rumble or the Combined Entity, the gross profit subtotal and significant accounting policy disclosure will be revised to incorporate SAB Topic 11.B presentation guidelines.

Rumble, Inc. Notes to the Consolidated Financial Statements Note 2. Summary of Significant Accounting Policies Foreign Currency, page F-47

50.	We note you disclose certain amounts in your financial statements in CAD$ rather than USD$, including information related to the CEBA loan, warrants and stock options. Please revise to consistently present all information in USD$. Refer to Rule 3-20(a)(2) of Regulation S-X. Also, revise the face of the financial statements to clearly disclose the currency in which your financial statements are presented. Refer to Rule 3-20(b)(1) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and Rumble’s consolidated financial statement disclosures have been prepared accordingly.

Revenue Recognition, page F-48

51.	Please revise to disclose the methods, inputs and assumptions used in determining the transaction price for contracts with multiple performance obligations. Also, revise to address the type(s) of variable consideration in your contracts. Refer to ASC 606-10-50-20.

Response: Rumble’s revenue contracts may include a combination of video and display advertising and licensing services. The objective when allocating the transaction price is to allocate the transaction price to each performance obligation in an amount that depicts the amount of consideration the entity expects to be entitled to in exchange for transferring those services to the customer.

For the purpose of determining the transaction price, Rumble assumes that all services will be transferred to the customer as promised in accordance with the existing contract and that the contract will not be cancelled, renewed, or modified. Contracts with ad providers are determined to be perpetual unless the terms and conditions with the ad provider are violated.

Advertising revenues: The dollar rate per click is also variable since there is no rate table or other information presently provided by Rumble’s ad providers (for instance, an advertisement for entertainment viewed in North America may have a different “view rate” than an advertisement for sports in Europe). Therefore, the ultimate consideration to be received for Rumble’s advertising arrangements with ad providers is variable in nature, as it is dependent on the number (and quality) of user views. Here, the exception for the recognition of sales- or usage-based royalties promised in exchange for a license of intellectual property is applicable (advertising revenue is earned on content that Rumble has license to, which is analogic to “intellectual property” as conceived within the guidance).

Licensing revenues: Certain of Rumble’s licensing arrangements may be paid in exchange for rights to monetize content, and therefore, the total consideration to be received may be variable in nature. Consistent with guidance under ASC 606-10-32-24, which requires an entity to account for contributed goods or services as noncash consideration if the entity obtains control of those contributed goods or services, Rumble has determined that the future user views to be received from the advertising space within the content (which drive the net advertising revenues to be received from ad providers), do not represent assets that are transferred to Rumble at the inception of the licensing arrangement. Rather, these user views will be generated in the future and therefore will become assets of Rumble when the user views are generated, and control of these user views is transferred to Rumble. As such, Rumble has taken the view that the noncash consideration received in such licensing arrangements is a contingent payment and, therefore, does not recognize the fair value of the user views promised by the licensee until control of the same is transferred over to Rumble. Additionally, it is noted that as the number of user views may vary, the noncash consideration also represents a form of variable consideration, subject to the ‘usage-based’ royalty exemption available within ASC 606-10-55-65 (as discussed above).

Rumble’s audited consolidated financial statement disclosures (including Note 2) include a summary of the above information.

52.	We note that you derive revenue from advertising that is delivered either via Rumble’s own or third-party platforms. Please tell us and disclose whether you recognize such advertising revenues on a gross or a net basis. Please tell us and revise your disclosures to explain how you assessed control in determining whether you are the principal or agent in these arrangements. Refer to 606-10-25-25.

Response: Rumble obtains videos from content creators who are also subscribers to its website, and who upload videos onto their channels on Rumble.com. All videos uploaded by content creators are “stored” on Rumble’s content library, and any video advertising revenues generated from those videos (whether on-site, off-site or off-platform) are shared with content creators (at the rate of 60% of net earnings). Additionally, Rumble may enter into certain licensing arrangements whereby compensation for those licenses may be paid in the form of granting Rumble the rights to monetize content (either Rumble content or licensee content).

Observing guidance within ASC 606-10-55-37A and ASC 606-10-55-39, Rumble’s position within its various revenue arrangements as principal takes into account the following considerations:

Advertising:

●	Rumble’s platform has been developed to display and monetize Rumble content (uploaded by individual subscribers or creators), and is the main revenue generating source for Rumble from its ad providers.

●	Rumble combines the Rumble content from the creators with the Rumble player on its website (i.e., Rumble.com or mobile app), and makes the same available for the ad provider, the customer, to be able to display their ads.

●	Rumble manages the monetization of the Rumble content and holds the contract with the ad provider.

Licensing:

●	Licensing of content

o	In instances when Rumble uploads or licenses exclusive Rumble content for use in television commercials, television shows or on third party websites’ video players (such as YouTube), content creators give Rumble the exclusive rights to the distribution and use of the videos, and to handle monetization of the content, thereby making Rumble primarily responsible for fulfilling the promise to provide the service to ad provider.

o	Rumble also has discretion in establishing the prices for the service and makes the business decision to enter into off-platform arrangements (i.e., content creators cannot require Rumble to enter into such arrangements; rather, such determinations made at Rumble’s discretion).

●	Licensing of Rumble player (with or without content)

o	Rumble bears the ‘inventory risk’ on the content being monetized (i.e., if the content doesn’t display the advertisement appropriately, or the embedded URL doesn’t function appropriately, Rumble’s cash flows may be impacted).

o	In instances where the Rumble player is licensed along with Rumble content, Rumble has control over both the Rumble content and the Rumble player and integrates them together in order to produce a hosting video available for the ad providers’ advertisements to be embedded within.

o	Similarly, in instances where the Rumble player is licensed to display the licensee’s content (on or off-site), Rumble provides significant integration service of uploading the content onto its player.

o	All content (whether Rumble or licensee’s) is required to be first added to Rumble’s content library prior to being embedded onto the Rumble player.

o	Rumble is responsible for monetization of content in all scenarios due to its primary relationship with the ad providers, thereby giving it discretion on ultimate revenues to be earned.

Rumble’s consolidated financial statement disclosures (including Note 2) include a summary of the above information.

53.	You disclose that revenues from symbolic licensing arrangements is recognized over time. Please tell us and disclose the nature of the symbolic license agreements and the intellectual property involved. As part of your response, quantify the amount the revenue recognized from these agreements in the periods presented.

Response: Rumble’s licensing fees include licensing of Rumble content and/or Rumble player. Applying guidance within ASC 606-10-55-59, it is noted that both such licenses have significant stand-alone functionality as they provide utility to Rumble’s customers independent of other products/services to be performed by Rumble. However, Rumble does have an ongoing obligation to maintain both its Rumble content and Rumble players, and any updates/upgrades made to the same are “pushed” through to Rumble’s customers. Specifically, any content that is displayed on Rumble’s website (or mobile apps) or embedded in Rumble players (even if only displayed on third-party sites) must first get uploaded onto the Rumble content library. Therefore, Rumble needs to ensure its content library is up and running at all times throughout the terms of its individual licensing contracts, for the licensee to be able to benefit from the arrangement. Additionally, as Rumble continues to develop and upgrade its platform as well as the Rumble player, the functionality of the Rumble content within its content library as well as its Rumble player is expected to substantively change during the term of the licensing arrangements. See ASC 606-10-55-62(a). The licensees are practically required to use the updated intellectual property in such situations. See ASC 606-10-55-62(b). As such, the nature of Rumble’s promise is to provide the licensees with a right to access Rumble’s intellectual property (being, Rumble content and/or Rumble player).

It is noted that there may be rare instances where Rumble delivers Rumble content in an “offline” format which is not connected with its content library, in which case, the license is determined to be functional in nature, and categorized as ‘right to use’. Such instances are trivial to Rumble’s financial statements.

Rumble’s audited consolidated financial statement disclosures (including Note 2) include a summary of the above information.

Note 14. Segment Information, page F-62

54.	Please revise to separately disclose revenue earned in your country of domicile and revenue earned from foreign countries. Refer to ASC 280-10-50-41(a).

Response: The Company acknowledges the Staff’s comment and requested disclosure has been included on page F-51.

Note 15. Subsequent Events, page F-62

55.	Please revise to disclose the date through which subsequent events have been evaluated and state whether such date is the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

Response: The Company acknowledges the Staff’s comment and the requested disclosure appears on page F-51.

Rumble Inc. Notes to the Condensed Consolidated Interim Financial Statements (unaudited) Note 11. Shareholders’ Equity Restricted Stock Units, page F-73

56.	We note that during the period ended September 30, 2021 you issued 4.37 Restricted Class B Common Shares that vest based on a performance condition. Please revise to disclose as appropriate, including in your pro forma financial information, whether this business combination will satisfy the performance condition. Also, revise to disclose the unrecognized stock-based compensation expense related to these awards at period end. As part of your response, tell us how you were able to issue these equity awards considering the Rumble Stock Plan as discussed on page 195 appears to only allow for the issuance of stock options. Finally, please clarify whether these are restricted stock awards which are considered issued and outstanding shares, or restricted stock units which represent a right to receive a common stock share.

Response: The Restricted Class B Common Shares vesting will be satisfied upon the consummation of the Business Combination and had a total value of approximately $61,000 at issuance. The Restricted Class B Common Shares were not issued under the Rumble Stock Plan, but rather were issued subject to contractual agreements containing the relevant terms. These Class B Common Shares would be classified as restricted stock awards and have been included in the issued and outstanding table. These Class B Common Shares have been included on page F-46.

Stock Options, page F-73

57.	We note that certain stock options issued in 2021 are subject to a performance condition. Please tell us and revise as appropriate, including your pro forma financial information, whether this business combination will satisfy the performance condition and, if so, how much stock-based compensation expense you expect to recognize.

Response: The 15 stock options disclosed in Note 13 of Rumble’s financial statements vest upon the consummation of the Business Combination and had a total value of approximately $571,000 at issuance. The share-based compensation expense related to these stock options based on the grant date fair value has been recognized in the annual consolidated financial statements of Rumble for the year ended December 31, 2021. Please see pages F-47 and F-48.

Note 15. Related Party Transactions, page F-77

58.	We note from your disclosure on page 221 that you paid Cosmic, Inc., a related party, approximately $1.1 million in services fees during fiscal year 2021. Please revise here to address these services fees. Refer to 850-10-50-1.

Response: The Company acknowledges the Staff’s comment and the applicable disclosure has been included on page F-51.

***

We thank the Staff for its review of the foregoing and the Amendment. If you have further comments, please feel free to contact the undersigned by email at gary.simon@hugheshubbard.com or by telephone at (212) 837-6770.

Sincerely,

HUGHES HUBBARD & REED LLP

/s/ Gary J. Simon
Gary J. Simon
Partner

Cc:	CF Acquisition Corp. VI
Willkie Farr & Gallagher LLP